SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 10

DELL INC.

(Name of Issuer)

Dell Inc.

Denali Holding Inc.

Denali Intermediate Inc.

Denali Acquiror Inc.

Silver Lake Partners III, L.P.

Silver Lake Technology Associates III, L.P.

SLTA III (GP), L.L.C.

Silver Lake Group, L.L.C.

Silver Lake Partners IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLTA IV (GP), L.L.C.

Silver Lake Technology Investors III, L.P.

Mr. Michael S. Dell

Susan Lieberman Dell Separate Property Trust

MSDC Management, L.P.

MSDC Management (GP), LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24702R101

(CUSIP Number of Class of Securities)

Lawrence P. Tu Senior Vice President and General Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400	Karen King Chief Legal Officer Silver Lake Partners 2775 Sand Hill Road, Suite 100 Menlo Park, California 94205 (650) 233-8120

Michael S. Dell

c/o Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jeffrey J. Rosen, Esq. William D. Regner, Esq. Michael A. Diz, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Richard Capelouto, Esq. Chad Skinner, Esq. Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000	Steven A. Rosenblum, Esq. Andrew J. Nussbaum, Esq. Gordon S. Moodie, Esq. Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$24,592,442,397.43	$3,354,409.14

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $3,354,409.14 was determined by multiplying 0.0001364 by the aggregate merger consideration of $24,592,442,397.43. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 1,781,358,078 outstanding shares of common stock (including shares subject to restricted stock units and shares of restricted stock) as of August 5, 2013 to be acquired in the merger, multiplied by (b) the per share merger consideration of $13.75, plus (ii) the product of (x) 15,182,262 shares of common stock underlying outstanding employee stock options with an exercise price of $13.75 or less, multiplied by (y) $6.51, representing the difference between the $13.75 per share merger consideration and the $7.24 weighted average exercise price of such options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $2,829,910.77

Form or Registration No.: Schedule 14A

Filing Party: Dell Inc.

Date Filed: March 29, 2013

Amount Previously Paid: $524,498.37

Form or Registration No.: Schedule 13E-3/A

Filing Party: Dell Inc.

Date Filed: August 14, 2013

Introduction

This Amendment No. 10 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Dell Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction, (ii) Denali Holding Inc., a Delaware corporation (“Parent”), (iii) Denali Intermediate Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Intermediate”), (iv) Denali Acquiror Inc., a Delaware corporation and wholly owned subsidiary of Intermediate (“Merger Sub” and, together with Parent and Intermediate, the “Parent Parties”), (v) Silver Lake Partners III, L.P., a Delaware limited partnership, (vi) Silver Lake Technology Associates III, L.P., a Delaware limited partnership, (vii) SLTA III (GP), L.L.C., a Delaware limited liability company, (viii) Silver Lake Group, L.L.C., a Delaware limited liability company, (ix) Silver Lake Partners IV, L.P., a Delaware limited partnership, (x) Silver Lake Technology Associates IV, L.P., a Delaware limited partnership, (xi) SLTA IV (GP), L.L.C., a Delaware limited liability company, (xii) Silver Lake Technology Investors III, L.P., a Delaware limited partnership, (xiii) Mr. Michael S. Dell, an individual and Chairman and Chief Executive Officer of the Company, (xiv) Susan Lieberman Dell Separate Property Trust (together with Mr. Dell, the “MD Investors”), (xv) MSDC Management, L.P., a Delaware limited partnership, and (xvi) MSDC Management (GP), LLC, a Delaware limited liability company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 12, 2013, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of February 5, 2013, as amended as of August 2, 2013, by and among Parent, Intermediate, Merger Sub and the Company (as so amended, the “Merger Agreement”) by the affirmative vote (in person or by proxy) of the holders of (a) a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) a majority of the outstanding shares of Common Stock held by stockholders other than the Parent Parties, Michael S. Dell and certain of his related family trusts, any other officers and directors of the Company and any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary that were voted for or against the proposal to adopt the Merger Agreement.

On October 29, 2013, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Intermediate. At the effective time of the Merger, (a) each issued and outstanding share of Common Stock immediately prior to the effective time of the Merger (other than certain excluded shares and shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law) was converted into the right to receive $13.75 in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased. Shares of Common Stock held by any of the Parent Parties, Michael S. Dell and the Company or any wholly owned subsidiary of the Company are not entitled to receive the Merger Consideration. In addition, as provided for by the Merger Agreement, the board of directors of the Company declared a special cash dividend of $0.13 per share to holders of record as of the close of business on October 28, 2013 to be paid promptly after the effective time of the Merger.

As a result of the Merger, the Common Stock has ceased to trade on The NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on October 29, 2013 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, the Company has requested that NASDAQ file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

Item 16. Exhibits

(a)(2)(i)(A)	Definitive Proxy Statement of Dell Inc. (incorporated by reference to the Schedule 14A filed on May 31, 2013 with the Securities and Exchange Commission).

(a)(2)(i)(B)	Proxy Statement Supplement of Dell Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement Supplement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement Supplement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement Supplement).

(a)(2)(v)	Press Release issued by Dell Inc., dated February 5, 2013, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(vi)	Key Messages, dated February 5, 2013, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(vii)	E-mail from Michael Dell to Employees, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(viii)	E-mail from Brian Gladden and Steve Price to Employees, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(ix)	VPD Call Transcript, dated February 5, 2013, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(x)	Executive Leadership Team Call Script, dated February 5, 2013, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xi)	Team Member Frequently Asked Questions, dated February 5, 2013, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xii)	E-mail to Channel partner, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xiii)	EMEA Works Council E-mail, transmitted on February 5, 2013, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2013.

(a)(2)(xiv)	Account Executive Talking Points, delivered on February 6, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 6, 2013.

(a)(2)(xv)	E-mail to Employees, transmitted on February 7, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 7, 2013.

(a)(2)(xvi)	E-mail to Employees, transmitted on February 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 8, 2013.

(a)(2)(xvii)	Note, communicated on February 11, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 11, 2013.

(a)(2)(xviii)	Questions and Answers About the Dell Transaction, posted to the Dell Inc. web site on February 14, 2013, incorporated by reference to the Schedule 14A filed with the SEC on February 14, 2013.

(a)(2)(xix)	Communication to Employees, circulated on March 4, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 4, 2013.

(a)(2)(xx)	Note, communicated on March 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 5, 2013.

(a)(2)(xxi)	Statement from the Special Committee, issued on March 6, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 6, 2013.

(a)(2)(xxii)	Statement from the Special Committee, issued on March 7, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 7, 2013.

(a)(2)(xxiii)	Note, communicated to Dell employees on March 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 8, 2013.

(a)(2)(xxiv)	Interview given by Michael Dell on March 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 11, 2013.

(a)(2)(xxv)	Letters sent on March 12, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 12, 2013.

(a)(2)(xxvi)	Letter sent on March 15, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 15, 2013.

(a)(2)(xxvii)	Statement from the Special Committee, issued on March 25, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 25, 2013.

(a)(2)(xxviii)	Press release issued by the Special Committee on March 29, 2013, incorporated by reference to the Schedule 14A filed with the SEC on March 29, 2013.

(a)(2)(xxix)	Message to Employees, made available on April 1, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 1, 2013.

(a)(2)(xxx)	Press release issued by the Special Committee on April 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 5, 2013.

(a)(2)(xxxi)	Press release issued by the Special Committee on April 16, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 16, 2013.

(a)(2)(xxxii)	Note to Employees, sent on April 19, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2)(xxxiii)	Press release issued by the Special Committee on April 19, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2)(xxxiv)	Note to Employees, sent on April 23, 2013, incorporated by reference to the Schedule 14A filed with the SEC on April 23, 2013.

(a)(2)(xxxv)	Press release issued by the Special Committee on May 10, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 10, 2013.

(a)(2)(xxxvi)	Press release issued by the Special Committee on May 13, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2013.

(a)(2)(xxxvii)	Message to Employees, sent on May 13, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2013.

(a)(2)(xxxviii)	Press release issued by the Special Committee on May 20, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 20, 2013.

(a)(2)(xxxix)	Press release issued by the Special Committee on May 31, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 31, 2013.

(a)(2)(xl)	Message to Employees, sent on May 31, 2013, incorporated by reference to the Schedule 14A filed with the SEC on May 31, 2013.

(a)(2)(xli)	Special Committee Investor Presentation, incorporated by reference to the Schedule 14A filed with the SEC on June 5, 2013.

(a)(2)(xlii)	Press release issued by the Special Committee on June 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on June 5, 2013.

(a)(2)(xliii)	Message to Employees, sent on June 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on June 5, 2013.

(a)(2)(xliv)	Letter to Shareholders from the Special Committee, mailed on June 18, 2013, incorporated by reference to the Schedule 14A filed with the SEC on June 18, 2013.

(a)(2)(xlv)	Press release issued by the Special Committee on June 18, 2013, incorporated by reference to the Schedule 14A filed with the SEC on June 19, 2013.

(a)(2)(xlvi)	Message to Employees, sent on June 19, 2013, incorporated by reference to the Schedule 14A filed with the SEC on June 19, 2013.

(a)(2)(xlvii)	Investor Presentation prepared by Michael S. Dell, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on June 21, 2013.

(a)(2)(xlviii)	Special Committee Investor Presentation, incorporated by reference to the Schedule 14A filed with the SEC on June 24, 2013.

(a)(2)(xlix)	Message to Executive Team Members, sent on July 1, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 1, 2013.

(a)(2)(l)	Press release issued by the Special Committee on July 1, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 1, 2013.

(a)(2)(li)	Supplemental Investor Materials, incorporated by reference to the Schedule 14A filed with the SEC on July 5, 2013.

(a)(2)(lii)	Press release issued by the Special Committee on July 5, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 5, 2013.

(a)(2)(liii)	Press release issued by the Special Committee on July 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 8, 2013.

(a)(2)(liv)	Message to Employees, sent on July 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 8, 2013.

(a)(2)(lv)	Consolidated Special Committee Investor Presentation, incorporated by reference to the Schedule 14A filed with the SEC on July 8, 2013.

(a)(2)(lvi)	Letter to Shareholders from the Special Committee, mailed on July 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 8, 2013.

(a)(2)(lvii)	Press release issued by the Special Committee on July 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 9, 2013.

(a)(2)(lviii)	Letter to Shareholders from the Special Committee, mailed on July 11, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 11, 2013.

(a)(2)(lix)	Press release issued by the Special Committee on July 11, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 12, 2013.

(a)(2)(lx)	Press release issued by the Special Committee on July 12, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 15, 2013.

(a)(2)(lxi)	Amended and Restated Supplemental Investor Materials, incorporated by reference to the Schedule 14A filed with the SEC on July 15, 2013.

(a)(2)(lxii)	Amended and Restated Special Committee Investor Presentation, incorporated by reference to the Schedule 14A filed with the SEC on July 15, 2013.

(a)(2)(lxiii)	Press release issued by the Special Committee on July 16, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 17, 2013.

(a)(2)(lxiv)	Press release issued by the Special Committee on July 18, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 18, 2013.

(a)(2)(lxv)	Letter to Shareholders from the Special Committee, mailed on July 20, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 22, 2013.

(a)(2)(lxvi)	Message to Employees, sent on July 22, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 22, 2013.

(a)(2)(lxvii)	Press release issued by the Special Committee on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 24, 2013.

(a)(2)(lxviii)	Press release issued by Michael S. Dell and Silver Lake Partners on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on July 24, 2013.

(a)(2)(lxix)	Press release issued by Michael S. Dell and Silver Lake Partners on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Denali Holding Inc. on July 24, 2013.

(a)(2)(lxx)	Press release issued by Michael S. Dell and Silver Lake Partners on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on July 24, 2013.

(a)(2)(lxxi)	Press release issued by Michael S. Dell and Silver Lake Partners on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Denali Holding Inc. on July 24, 2013.

(a)(2)(lxxii)	Message to Employees, sent on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 24, 2013.

(a)(2)(lxxiii)	Letter to Shareholders issued by Michael S. Dell on July 24, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on July 25, 2013.

(a)(2)(lxxiv)	“Michael Dell Addresses Buyout, Southeastern and the Future,” published by The Wall Street Journal on July 28, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on July 29, 2013.

(a)(2)(lxxv)	“Michael Dell Says Bid Is His ‘Best and Final Offer’: Interview,” published by Bloomberg on July 28, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on July 29, 2013.

(a)(2)(lxxvi)	Press release issued by the Special Committee on July 31, 2013, incorporated by reference to the Schedule 14A filed with the SEC on July 31, 2013.

(a)(2)(lxxvii)	Press release issued by the Special Committee on August 2, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 2, 2013.

(a)(2)(lxxviii)	Message to Employees, sent on August 2, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 2, 2013.

(a)(2)(lxxviii)	Communications with Customers and Suppliers, sent on August 2, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 2, 2013.

(a)(2)(lxxix)	Current Report on Form 8-K, dated August 7, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 7, 2013.

(a)(2)(1xxx)	Message to Employees, sent on August 8, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on August 8, 2013.

(a)(2)(1xxxi)	Message to Customers and Partners, sent on August 11, 2013, incorporated by reference to the Schedule 14A filed with the SEC by Michael S. Dell on August 12, 2013.

(a)(2)(1xxxii)	Q&A, sent on August 13, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 13, 2013.

(a)(2)(lxxxiii)	Letter to Shareholders from the Special Committee, mailed on August 14, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 14, 2013.

(a)(2)(lxxxiv)	Message to Employees, sent on August 16, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 16, 2013.

(a)(2)(lxxxv)	Letter to Shareholders from the Special Committee, mailed on August 26, 2013, incorporated by reference to the Schedule 14A filed with the SEC on August 26, 2013.

(a)(2)(lxxxvi)	Press release issued by the Special Committee on September 3, 2013, incorporated by reference to the Schedule 14A filed with the SEC on September 3, 2013.

(b)(1)††††	Second Amended and Restated Facilities Commitment Letter, dated May 3, 2013, among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., UBS Loan Finance LLC, BNP Paribas and HSBC Bank USA, N.A. and Denali Intermediate Inc.

(b)(2)†	Amended and Restated Securities Purchase Agreement, dated as of March 22, 2013, by and between Denali Holding Inc. and Microsoft Corporation.

(b)(3)††††††††	Letter Agreement regarding the Funding of First Lien Notes into Escrow, dated as of September 23, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P. and Silver Lake Partners IV, L.P.

(c)(1)	Opinion of J.P. Morgan Securities LLC, dated August 2, 2013 (incorporated herein by reference to Annex B of the Proxy Supplement).

(c)(2)	Opinion of Evercore Group L.L.C., dated August 2, 2013 (incorporated herein by reference to Annex C of the Proxy Statement Supplement).

(c)(3)††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated February 4, 2013.

(c)(4)*†††††	Presentation of Evercore Group L.L.C. to the Board of Directors of the Company, dated February 4, 2013.

(c)(5)*†††††	Presentation of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated February 4, 2013.

(c)(6)††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated February 4, 2013.

(c)(7)*†††††	Presentation of Evercore Group L.L.C. to the Special Committee of the Company, dated February 4, 2013.

(c)(8)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated February 4, 2013.

(c)(9)*††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated January 18, 2013.

(c)(10)*†††††	Presentation of Evercore Group L.L.C. to the Board of Directors of the Company, dated January 18, 2013.

(c)(11)*†††††	Presentation of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated January 18, 2013.

(c)(12)*††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated January 15, 2013.

(c)(13)*†††††	Presentation of Evercore Group L.L.C. to the Special Committee of the Company, dated January 15, 2013.

(c)(14)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated January 15, 2013.

(c)(15)*††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated January 2, 2013.

(c)(16)†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated December 22, 2012.

(c)(17)††††††	Presentation of The Boston Consulting Group to the Board of Directors of the Company, dated December 6, 2013.

(c)(18)†††††	Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated December 6, 2012.

(c)(19)††††††	Presentation of The Boston Consulting Group to the Special Committee of the Company, dated December 5, 2013.

(c)(20)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated December 5, 2012.

(c)(21)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 27, 2012.

(c)(22)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 18, 2012.

(c)(23)††††††	Discussion Materials of Goldman, Sachs & Co. to the Board of Directors of the Company, dated October 18, 2012.

(c)(24)††††††	Discussion Materials of Goldman, Sachs & Co. to the Special Committee of the Company, dated October 10, 2012.

(c)(25)*†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 9, 2012.

(c)(26)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated October 1, 2012.

(c)(27)*†††††	Discussion Materials of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 23, 2012.

(c)(28)†††††	Perspectives on Denali of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 21, 2012.

(c)(29)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated September 14, 2012.

(c)(30)†††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated November 16, 2012.

(c)(31)†††††††	Presentation of J.P. Morgan Securities LLC to the Special Committee of the Company, dated August 2, 2013.

(c)(32)†††††††	Presentation of J.P. Morgan Securities LLC to the Board of Directors of the Company, dated August 2, 2013.

(c)(33)†††††††	Presentation of Evercore Group L.L.C. to the Special Committee of the Company, dated August 2, 2013.

(c)(34)†††††††	Presentation of Evercore Group L.L.C. to the Board of Directors of the Company, dated August 2, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of February 5, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated herein by reference to Annex A of the Definitive Proxy Statement).

(d)(1)(i)†††††††	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 2, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated herein by reference to Annex A of the Proxy Statement Supplement).

(d)(2)	Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell Inc., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 15, 2013.

(d)(3)†	Rollover and Equity Financing Commitment Letter, dated February 5, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc.

(d)(3)(i)†††††††	Amendment No. 1 to Rollover and Equity Financing Commitment Letter, dated as of August 2, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc.

(d)(3)(ii)††††††††	Amendment No. 2 to Rollover and Equity Financing Commitment Letter, dated as of September 23, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc.

(d)(4)†	Equity Financing Commitment Letter, dated February 5, 2013, between MSDC Management, L.P. and Denali Holding Inc.

(d)(4)(i)†††††††	Amendment No. 1 Equity Financing Commitment Letter, dated as of August 2, 2013, between MSDC Management, L.P. and Denali Holding Inc.

(d)(4)(ii)††††††††	Amendment No. 2 to Equity Financing Commitment Letter, dated as of September 23, 2013, between MSDC Management, L.P. and Denali Holding Inc.

(d)(5)†	Equity Financing Commitment Letter, dated February 5, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc.

(d)(5)(i)†††††††	Amendment No. 1 to Equity Financing Commitment Letter, dated as of August 2, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc.

(d)(5)(ii)††††††††	Amendment No. 2 to Equity Financing Commitment Letter, dated as of September 23, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc.

(d)(6)†	Limited Guarantee, dated as of February 5, 2013, between Michael S. Dell and Dell Inc. in favor of Dell Inc.

(d)(7)†	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners III, L.P. and Dell Inc. in favor of Dell Inc.

(d)(8)†	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners IV, L.P. and Dell Inc. in favor of Dell Inc.

(d)(9)†	Interim Investors Agreement, dated as of February 5, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust.

(d)(9)(i)†††††††	Amendment No. 1 to Interim Investors Agreement, dated as of August 2, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust.

(d)(9)(ii)††††††††	Amendment No. 2 to Interim Investors Agreement, dated as September 23, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust.

(d)(10)†	Form of Employment Agreement to be entered into by and among Dell, Inc., Denali Holding Inc. and Michael S. Dell.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the Definitive Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed by this Transaction Statement on March 29, 2013.

††	Previously filed by Amendment No. 1 to this Transaction Statement on March 29, 2013.

†††	Previously filed by Amendment No. 2 to this Transaction Statement on May 2, 2013.

††††	Previously filed by Amendment No. 3 to this Transaction Statement on May 10, 2013.

†††††	Previously filed by Amendment No. 5 to this Transaction Statement on May 20, 2013.

††††††	Previously filed by Amendment No. 6 to this Transaction Statement on May 31, 2013.

†††††††	Previously filed by Amendment No. 8 to this Transaction Statement on August 14, 2013.

††††††††	Previously filed by Amendment No. 9 to this Transaction Statement on September 27, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 29, 2013

DELL INC.

By:	/s/ Brian T. Gladden
	Name:	Brian T. Gladden
	Title:	Senior Vice President, Chief Financial Officer

DENALI HOLDING INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

DENALI INTERMEDIATE INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

DENALI ACQUIROR INC.

By:	/s/ Karen King
	Name:	Karen King
	Title:	Vice President

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
	Name:	James Davidson
	Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SLTA III (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE PARTNERS IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

MICHAEL S. DELL

By:	/s/ Michael S. Dell
Name: Michael S. Dell

SUSAN LIEBERMAN DELL SEPARATE PROPERTY TRUST

By:	/s/ Susan L. Dell
Name: Susan L. Dell
Title: Trustee

MSDC MANAGEMENT, L.P.

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director

MSDC MANAGEMENT (GP), LLC

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director